UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended June 30, 2016

OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____________ to ______________

Commission file number  000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sports, Inc.
2700 Milan Court
Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statement of Net Assets Available for Benefits as of June 30, 2016	4

Statement of Changes in Net Assets Available for Benefits for the Year	4
Ended June 30, 2016

Notes to Financial Statements	5

Exhibits	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2016	By:	/s/ Scott J. Bowman
Scott J. Bowman
Senior Vice President and Chief
Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (the Plan) as of June 30, 2016 and the related statement of changes in net assets available for benefits for the period ended June 30, 2016.  These financial statements are the responsibility of the each Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 2015 Plan as of June 30, 2016, and the changes in net assets available for benefits for the period ended June 30, 2016, in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama /s/ KPMG LLP
September 30, 2016

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

Statement of Net Assets Available for Benefits
June 30, 2016

2016
Assets
Receivable from Hibbett Sports, Inc.	$5,169

Liabilities
Amounts due to plan participants	3,002

Net assets available for benefits	$2,167

          See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended June 30, 2016

2016

Net assets, beginning of year	$--

Additions
Transfer of carryforward contributions	2,771
Employee contributions	432,533
Total Additions	435,304

Deductions
Purchase of Hibbett Sports, Inc. common stock distributed to Plan participants	419,981
Cash withdrawals	10,154
Amounts due to Plan participants	3,002
Total Deductions	433,137

Net assets, end of year	$2,167

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
June 30, 2016

1.	DESCRIPTION OF PLAN

 On May 28, 2015, the stockholders of the Company adopted the Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (Plan).  The Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (2005 Plan) expired June 30, 2015 and was replaced by the Plan, whose provisions did not substantially change.

The following description of the Plan is provided for general information only.  Participants should refer to the 2015 Plan Agreement for a more complete description of the Plan's provisions.

The Plan provides eligible employees of Hibbett Sports, Inc. and its subsidiaries (the Company) an opportunity to purchase shares of common stock of the Company.  The Plan is administered by the Company and is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.  The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

Participants in the Plan may purchase shares of the Company's common stock through payroll deductions during the plan year.  Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant's eligible pay each period.  On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan.  Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.  Participation in the Plan shall automatically cease upon termination of a participant's employment whether by retirement, death or otherwise.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan.  In the event of plan termination, the participant's rights to acquire common stock continues until the end of the current option period, at which time the balance of a participant's withholding account would be returned to the participant and no further contributions would be accepted.  Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of:  (1) the issuance of 300,000 shares of common stock reserved for employee purchase as defined in the Plan Agreement, or (2) the end of the fortieth quarterly offering.  As of June 30, 2016, the Plan had issued 15,394 shares of common stock to participants of the Plan, which included Plan obligations to purchase 3,017 shares of the Company's common stock (See Note 5).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Plan conform with U.S. generally accepted accounting principles (U.S. GAAP).  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – In preparing the financial statements in conformity with U.S. GAAP, the Plan's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ significantly from those estimates.

Participant Contributions – Participant contributions are recorded in the period in which funds are withheld from participants' compensation.

Contributions Used for Stock Purchases on Behalf of Participants – Contributions used for stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

4. RECENT ACCOUNTING PRONOUNCEMENTS

The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to our operations.  As of June 30, 2016, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

5. PLAN OBLIGATIONS

As of June 30, 2016, the Plan was obligated to purchase 3,017 shares of the Company's common stock for participants of the Plan.  The fair value of the Company's common stock on June 30, 2016 and April 1, 2016, was $34.79 and $35.40 per share, respectively.  All common stock acquired in connection with the Plan is distributed directly to participants.

6. INCOME AND EXPENSES

All expenses of the Plan are paid by the Company on behalf of the Plan.  The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan.  Participants are not taxed upon receipt or exercise of options.  Participants are taxed upon disposition of shares purchased under the Plan.

7. TAX STATUS

The Plan administrator has determined that the Plan, as adopted or amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC).  The Plan administrator believes that the Plan is operated in compliance with the applicable provisions of Section 423 of the IRC and the Plan Agreement.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has determined that there are no uncertain tax positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit Number

4.1
Hibbett Sports, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company's Registration Statement on Form S-8 (Registration No. 333-204896), filed with the Securities and Exchange Commission June 12, 2015).

23.1*	Consent of Independent Registered Public Accounting Firm

*  Filed herewith